AlMax Financial Solutions, L.L.C.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to AlMax Financial Solutions, L.L.C. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).